                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

      REVISED ESTIMATE OF PERFORMANCE FOR THE YEAR ENDED MARCH 31, 2003 AND
            ESTABLISHMENT OF AN EMPLOYEES' RETIREMENT BENEFIT TRUST

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of   April 4, 2003
                  --------------


Commission File Number  09929
                       -------

                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F  X   Form 40-F
                                  ---            ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes     No  x
                                     ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: April 4, 2003

                                           MITSUI & CO., LTD.


                                   By: /s/ Tasuku Kondo
                                      --------------------------------
                                      Name: Tasuku Kondo
                                      Title: Executive Director
                                             Senior Executive Managing Officer
                                             Chief Financial Officer

                                                                   April 4, 2003


FOR IMMEDIATE RELEASE



                                                 Company name: Mitsui & Co, Ltd.
                                             2-1, Ohtemachi 1-chome, Chiyoda-ku,
                                                                    Tokyo, Japan
                               Officer responsible: Yuji Takagi, General Manager
                                               Corporate Communications Division




        REVISED ESTIMATE OF PERFORMANCE FOR THE YEAR ENDED MARCH 31, 2003
           AND ESTABLISHMENT OF AN EMPLOYEES' RETIREMENT BENEFIT TRUST


Mitsui & Co, Ltd., ("Mitsui") has issued the following revised estimate of its performance for fiscal 2002 (extending from April 1, 2002, to March 31, 2003). This revised estimate differs from the outlook for performance previously issued on November 13, 2002 (at the time of the announcement of the interim results) as described below.


In addition, with the objective of enhancing the soundness of its financial position as regards employee pensions, Mitsui also announces that it has made a contribution of a portion of its equity holdings to an employee retirement benefit trust.


1. REVISED ESTIMATE OF PERFORMANCE

   (1) REVISION OF THE OUTLOOK FOR PERFORMANCE ON A CONSOLIDATED BASIS FOR FISCAL 2002

                                           Net income (billion (yen))
           Previous forecast (A)              (yen)65.0
           Revised forecast (B)               (yen)31.0 (approximately)
           Change (B-A)                      -(yen)34.0
           For reference: fiscal 2001         (yen)55.4

   (2) REASONS FOR THE REVISION OF THE OUTLOOK FOR CONSOLIDATED NET
       INCOME

Although Mitsui anticipates reporting approximately (yen)100 billion in operating income for the fiscal year, approximately the same as announced in the previous outlook, as a result of continued strict measures to maintain the soundness of Mitsui's balance sheets, increases in write-downs of the book value of securities and operating assets are now forecasted to be higher than forecast at the time of the announcement of the previous outlook. Specifically, because of the obligatory application of mark-to-market accounting principles, evaluation losses as well as losses from the sale of listed securities will be approximately (yen)20 billion higher than previously expected. Similarly, write-downs of the book value of unlisted securities will be approximately
(yen)10 billion larger than previously anticipated, and reductions in the book value of operating assets of subsidiaries and associated companies in Japan and overseas will be approximately (yen)15 billion higher. As a result of these factors and despite the reporting of extraordinary gains in connection with the establishment of a trust for employee retirement benefits (described in point 2 below), Mitsui has revised its outlook for consolidated net income as indicated in (1).


   (3) REVISION IN THE OUTLOOK FOR PERFORMANCE OF THE PARENT COMPANY FOR FISCAL 2002


                                        Net income (billion (yen))
           Previous forecast (A)             (yen)15.0
           Revised forecast (B)              (yen)9.0 (approximately)
           Change (B-A)                     -(yen)6.0
           For reference: fiscal 2001        (yen)13.6


   (4) REASONS FOR THE REVISION OF THE OUTLOOK FOR NET INCOME OF THE PARENT COMPANY

Compared to the previously announced outlook for the full fiscal year, although the financial balance (interest expense and dividend income) of the parent company is expected to show improvement, because of the obligatory application of mark-to-market accounting principles, evaluation losses as well as losses from the sale of listed securities will be approximately (yen)20 billion higher than previously expected. Similarly, write-downs of the book value of unlisted securities will be approximately (yen)20 billion higher than previously anticipated. As a result of these factors and, despite the reporting of extraordinary gains in connection with the establishment of a trust for employee retirement benefits (described in point 2 below), Mitsui has revised its outlook for the net income of the parent company as indicated in (3).

2. ESTABLISHMENT OF AN EMPLOYEE RETIREMENT BENEFIT TRUST


   (1) Value of the trust
       Approximately (yen)27.3 billion


   (2) Impact for the fiscal year ended March 31, 2003

       The parent company will report an extraordinary gain of approximately
       (yen)18.3 billion as a result of the establishment of the trust, and on a consolidated basis under U.S. GAAP, Mitsui will report a gain of approximately (yen)15.8 billion.


                                                Inquiries should be addressed to
                            Yoshikazu Hiraki, Corporate Communications Division,
                                                              Mitsui & Co., Ltd.
                                                       Telephone: 03 (3285) 7533
                                                 E-mail:Y.Hiraki@xm.mitsui.co.jp


A CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS


Statements in this news release contains information regarding Mitsui's corporate view of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui's management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to: (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui's ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.